
June 10, 2014

Via E-Mail
Mr. Felipe Dutra
Chief Financial Officer
Anheuser-Busch InBev SA/NV
Brouwerijplein 1,
3000 Leuven, Belgium

> **Re: Anheuser-Busch InBev SA/NV**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed March 25, 2014**
> **File No. 001-34455**

Dear Mr. Dutra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013
AB Inbev Group Audited Consolidated Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-10
Note 12. Income Taxes, page F-34

1.   We note your effective tax rate decreased from 16.2% to 11.1% from 2012 to 2013. We also note that during 2013 you completed the combination of Grupo Modelo, which has a nominal tax rate of 30%. Please provide to us expanded information per IAS 12 paragraph 81(d) on the following:

    a. the components of the reconciliation adjustment labeled "Non-taxable financial and other income" of $8,543 million excluding the gain on the initial investment held in Grupo Modelo of $6,410 million;

    b. the components of the line item labeled "tax savings from tax credits and special tax status," and;

     c. clarification of the effect on your current and deferred income taxes arising from the Grupo Modelo business combination.

To the extent these line items are comprised of individually significant items, please provide draft disclosure to be included in future filings that quantifies and clarifies the effects of tax credits and special tax status. Please discuss whether you have significantly low tax rates in particular jurisdictions and if these are one-time events or recurring items and expiry date, if any, of these items.

<u>Note 32. Contingencies, page F-70</u>

2.   We note that you have estimated your contingent liabilities primarily related to tax matters with the Brazilian authorities and estimated possible risk of loss at 14.4 billion Brazilian real (6.1 billion US dollar) at December 31, 2013. You have only provided certain information about specific matters. Please expand your discussion to explain the components of the estimated possible risk of loss of 10.2 billion Brazilian real (4.4 billion US dollar) related to income tax and social contributions. Considering you have not recorded a provision, please provide an indication of the uncertainties related to the amount or timing of any outflow per IAS 37 paragraph 86(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining